  Exhibit 99.1

High Tide Announces Voting Results of Annual General and Special Meeting of Shareholders

CALGARY, AB, July 7, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today the voting results from its annual general and special meeting of shareholders of the Company held on Thursday, July 6, 2023 (the "Meeting"). Each nominee listed in the Company's management information circular dated May 26, 2023 was elected as a director of the Company.

Each of the following five nominees proposed by management was elected as a director of the Company, the results of such vote were as follows:

Nominee	Votes For:		Votes Withheld:
	Number	%	Number	%
Harkirat ("Raj") Grover	10,234,663	99.45	56,222	0.55
Nitin Kaushal	10,122,667	98.37	118,988	1.63
Arthur Kwan	9,953,829	96.72	337,056	3.28
Christian Sinclair	10,243,410	99.54	47,475	0.46
Andrea Elliott	10,042,599	97.59	248,286	2.41

In addition, at the Meeting, shareholders approved: (i) fixing the board of directors (the "Board") at five; (ii) reappointing Ernst & Young LLP as the Company's auditor for the ensuing year and authorizing the board to fix their compensation; (iii) the adoption of an advance notice By-Law. The results of such votes were as follows:

Resolution	Votes For:		Votes Withheld:		Votes Against:
	Number	%	Number	%	Number	%
Fixing the Board at Five	10,239,703	99.50	-	-	51,182	0.50
Reappointment of Ernst & Young LLP as the Auditors	10,269,230	99.79	21,655	0.21	-	-
Approval of an Advance Notice By-Law	10,108,298	98.23	-	-	182,587	1.77

Advance Notice By-Law

High Tide also announced that its board of directors (the "Board") has approved, and its shareholders have confirmed at the Meeting, the adoption of an Advance Notice By-Law (the "By-Law") for the purposes of (i) facilitating an orderly and efficient shareholder meeting process; (ii) ensuring that all shareholders of the Company receive adequate notice of nominations for the Board and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The By-Law establishes a framework for providing advance notice to High Tide in circumstances where nominations of persons for election to the Board are made by shareholders of High Tide. The By-Law fixes deadlines by which shareholders of record of High Tide must submit director nominations prior to any meeting of shareholders and sets forth the information a shareholder must include in the notice to High Tide for an effective nomination to occur. No person will be eligible for election as a director of High Tide unless nominated in accordance with the provisions of the By-Law.

In the case of an annual meeting of shareholders ("Annual Meeting"), the Notice must be delivered to the Company no fewer than 30 days and no more than 65 days prior to the date of the Annual Meeting (except that if the Annual Meeting is called for a date that is less than 50 days after the first public filing or announcement of the date of the Annual Meeting (the "Notice Date"), the Notice must be delivered no more than 10 days after the Notice Date). In the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), the Notice must be delivered to the Company not later than 15 days following the day on which the first public filing or announcement of the date of the special meeting was made.

The By-Law is effective immediately but is subject to final approval by the TSX Venture Exchange. The full text of the By-Law is available under the Company's SEDAR profile at www.sedar.com and with the SEC at www.sec.gov.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 153 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the receipt of final TSXV approval of the By-Law. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 07-JUL-23